1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 10, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION
ANNOUNCEMENT ON ESTIMATED PROFIT RESULTS FOR 2013

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong) and Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited* (the "Company") and all members of the board of directors of the Company (the "Board") warrant the truthfulness, accuracy and completeness of the contents herein, and jointly accept responsibilities for any misrepresentation, misleading statement contained in, or material omission from this announcement.

I.	ESTIMATED RESULTS FOR THE PERIOD

(I)	Period for estimated results

From 1 January 2013 to 31 December 2013.

(II)	Estimated results

Based on the preliminary calculations of the finance department of the Company, the Company is expected to turn losses into profits in its annual operating results in 2013 as compared with the corresponding period of the preceding year, and is expected to record a net profit attributable to the equity holders of the Company of approximately RMB1,000 million.

(III)	The estimated results have not been audited by Certified Public Accountants.

II.	RESULTS FOR THE CORRESPONDING PERIOD OF PRECEDING YEAR

1.	Net profit attributable to the equity holders of the Company: RMB-8,233,750,000.

2.	Earnings per share: RMB-0.61.

III.	MAJOR REASONS FOR THE ESTIMATED PROFIT RESULTS FOR THE PERIOD

(I)

The Company further controlled the costs, resulting in a year-on-year decrease of approximately 9% in the manufacturing costs of alumina products and a year-on-year decrease of approximately 5% in the manufacturing costs of electrolysis aluminum products.

(II)

The Company further optimized the asset structure, fulfilling the goal of expanding the businesses into the upstream of the industry chain and the higher end of the value chain. The Company strived to maintain a balance between the long-term and short-term interests, and obtain revenue from the disposal of equity interests and assets in aluminum fabrication enterprises and the disposal of equity interests in Chalco Iron Ore Holdings Ltd.

IV.	OTHER RELEVANT MATTERS

The above estimated results are preliminary calculations only. Finalized details of the financial information of the Company will be disclosed in the audited annual report of the Company for the year of 2013. Investors are advised to be aware of the investment risks involved.

Announcement is hereby given.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
10 January 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary